EXHIBIT 12

RADIAN GROUP INC.

STATEMENTS SETTING FORTH COMPUTATION OF RATIO OF EARNINGS TO FIXED

CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except for ratio data)

	Six Months Ended June 30, 2004 (unaudited)		For The Years Ended December 31
			2003		2002		2001		2000		1999
Net earnings	$240,513		$385,901		$427,169		$360,419		$248,938		$148,138
Federal and state income taxes	91,229		145,578		174,107		145,112		103,532		71,328

Earnings before income taxes	331,742		531,749		601,276		505,531		352,470		219,466
Equity in net income of affiliates	(84,654)		(105,476)		(81,749)		(41,309)		0		0
Distributed income from equity investees	82,300		27,450		20,137		12,761		0		0

Net earnings	329,388		453,453		539,664		476,983		352,470		219,466

Fixed charges:
Interest	18,018		37,542		28,824		17,803		1,359		1,060
One-Third of all rentals	1,407		3,162		2,362		2,052		990		1,048

Fixed charges	19,425		40,704		31,186		19,855		2,349		2,108
Preferred dividends	0		0		5,478		3,300		3,300		3,300

Fixed charges and preferred dividends	19,425		40,704		36,664		23,155		5,649		5,408

Net earnings and fixed charges	$348,813		$494,157		$570,850		$496,838		$354,819		$221,574

Net earnings, fixed charges and preferred dividends	$348,813		$494,157		$576,328		$500,138		$358,119		$224,874

Ratio of net earnings and fixed charges to fixed charges	18.0	x	12.1	x	18.3	x	25.0	x	151.1	x	105.1	x
Ratio of net earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends	18.0	x	12.1	x	15.7	x	21.6	x	63.4	x	41.6	x